Exhibit 99.02

FreeSeas Announces Appointment of New Chief Financial Officer and Director

Athens, Greece, October 6, 2017 -- FreeSeas Inc. (OTCPK: FREEF) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of two Handysize vessels, announced today that Mr. Dimitris Filippas has been appointed as Chief Financial Officer of the Company in replacement of Mr. Dimitris Papadopoulos, who resigned as Chief Financial Officer and Director of the Company. Mr. Dimitris Filippas has been serving as Deputy Chief Financial Officer since November 2013. Ms. Argyro Fonia has been appointed as Class B Director filing the vacancy created by Mr. Papadopoulos’ resignation.

Mr. Ion G. Varouxakis, Chairman, President and CEO, commented: "I would like to thank Mr. Dimitris Papadopoulos for his valuable contribution to the Company during challenging times and wish him success in his new endeavors. The Company is continuing its efforts with last the last Lender of the Company, the National Bank of Greece, in order to settle its last outstanding loan, secured on M/V “Free Neptune”. A successful conclusion of the matter will enable the Company to fully leverage on opportunities presented in the presently improving dry-bulk market.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of dry-bulk carriers. Currently, it owns and operates two Handysize vessels. FreeSeas' common stock trades on the OTCPK under the symbol “FREEF”. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the Securities and Exchange Commission (“SEC”), which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Filippas, Chief Financial Officer

011-30-210-729-7284

info@freeseas.gr

www.freeseas.gr